October 2, 2024

Lindsay A. Rosenwald
Chief Executive Officer
Fortress Biotech, Inc.
1111 Kane Concourse, Suite 301
Bay Harbor Islands, FL 33154

       Re: Fortress Biotech, Inc.
           Registration Statement on Form S-1
           Filed September 27, 2024
           File No. 333-282384
Dear Lindsay A. Rosenwald:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Rakesh Gopalan